

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

<u>Via E-mail</u>
Joseph Pandolfino
Chief Executive Officer
22nd Century Group, Inc.
9530 Main Street
Clarence, NY 14031

> **Re:** **22nd Century Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2014**
> **File No. 333-195386**

Dear Mr. Pandolfino:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1. We note your disclosure in footnote 2 to this table that any securities registered under the registration statement may be sold separately or as units. Please explain to us why you are not registering these units. If you do intend to register them, please revise the registration statement and opinion accordingly.

Description of Stock Purchase Contracts and Stock Purchase Units, page 16

2. We note that you contemplate offering stock purchase units which may consist of other securities or debt obligations of third parties. Please explain to us what plans you have for issuing such stock purchase units and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent that you offer stock purchase units consisting of securities or debt obligations of third parties, please have counsel revise its legality opinion to address

the legality of each component of the stock purchase unit. Alternatively, please remove any language regarding the offering of stock purchase units consisting of securities or debt obligations of third parties.

Exhibit 5.1

3. We note that the legality opinion is limited to Nevada law yet the indenture is governed by New York law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the indenture to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please either revise the legality opinion to state that it also covers the laws of the State of New York or provide a separate opinion from New York counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: <u>Via E-mail</u>
Michael B. Kirwan, Esq.